利益相反管理方針

　株式会社日本格付研究所（JCR）では、公正かつ中立的な信用格付を付与し提供するため、金融商品取引法（昭和 23 年法律第 25 号）及び金融商品取引業等に関する内閣府令（平成 19 年内閣府令第 52 号）、米国 1934 年証券取引所法及びその細則（Securities Exchange Act of 1934 及び General Rules and Regulations of Securities Exchange Act of 1934）、（以下、上記法令全てをまとめて「関連法令等」という）を遵守し、包括的な利益相反の管理を行うこととする。

　当社は、格付関係者 [1] と当社又は格付関係者と当社の役職員の間に関連法令等で禁じられている利益相反が存在する場合、当該格付関係者に対する信用格付行為は行わない。また、信用格付行為のうち、禁止されている利益相反を除く利益相反またはそのおそれのある行為（以下、「特定行為」という。）が認められた場合、当該行為が投資者の利益を害しないことを確保するための措置（以下、「利益相反回避措置」という。）を講じることとする。本方針では、当社における利益相反に係る禁止行為及び特定行為の特定並びにその利益相反回避措置を定めることとする。

I.　利益相反に係る禁止行為

当社又は当社の役職員は、以下に定める行為をしてはならない。

1. 直近会計年度において当該会計年度の当社の営業収益の 10%以上の収益を受けている格付関係者によって依頼された信用格付の付与又は維持を行うこと。
2. 関連子会社等への信用格付の付与又は維持を行うこと。
3. 格付関係者に対し、会社又はその役職員が、当該格付関係者に係る信用格付に重要な影響を及ぼすべき下記の事項について助言を行った場合（格付関係者からの求めに応じ、当該格付関係者から提供された情報又は事実が信用格付の付与に与える影響について、格付付与方針等及びこれに関連する事項に基づき説明をした場合は禁止の対象から除かれる。）に、当該発行体又はその有価証券に係る信用格付の付与、維持、提供又は閲覧に供する行為を行うこと。
   1) 法人、当該法人が発行する有価証券又は当該法人に対する債権の信用状態に関する評価が信用格付の対象となる事項である場合における当該法人の組織形態並びに主要な資産及び負債の構成
   2) 金融商品又は法人の信用状態に関する評価が信用格付の対象となる事項である場合における当該金融商品又は当該法人の設計に関する重要な事項
4. 信用格付の手数料が格付担当者 [2] 又は格付手法等の整備又は決定を担当する役職員によって交渉・調整されている場合に当該信用格付を付与又は維持すること。
5. 信用格付を決定若しくはモニターすること、又は信用格付の決定に用いられる手続きや手法を開発若しくは承認することに関与している役職員が、当社又は当社の関連会社の商品やサービスの販売若しくはマーケティングに関与すること、又は販売若しくはマーケティ

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[1] 信用格付の対象となる法人、金融商品の発行体および金融商品のアレンジャー等、金融商品取引業等に関する内閣府令(平成 19 年内閣府令第 52 号)第 307 条で定める格付関係者を言う。
[2] 格付アナリストおよび最終的な信用格付を付与する合議体の構成員を言う。

ング上の考慮により影響を受けること。

6. 格付担当者又は格付担当役員が格付関係者の役員又はこれに準ずる者又はその親族（配偶者並びに一親等内の血族及び姻族に限る。）である場合に、当該格付担当者を当該格付関係者にかかる信用格付の付与若しくは維持に関与させること、又は、当該格付担当役員が当該格付関係者にかかる格付委員会等に出席すること。

7. 格付担当者又は格付担当役員が、格付関係者が発行する有価証券又はその派生商品を保有[3]している場合若しくはその他の直接的所有権を有する場合に、当該格付担当者を当該格付関係者にかかる信用格付の付与若しくは維持に関与させること、又は当該格付担当役員が当該格付関係者にかかる格付委員会等に出席すること。

8. 格付担当者又は格付担当役員が格付関係者の関連先が発行する有価証券又はその派生商品を保有[3]している場合若しくはその他の直接的所有権を有する場合に、当該格付担当者を当該格付関係者にかかる信用格付の付与若しくは維持に関与させること、又は当該格付担当役員が当該格付関係者にかかる格付委員会等に出席すること。

9. 格付担当者又は格付担当役員が、最近1年間において格付関係者との間で利益相反を招くおそれのある雇用関係（役員又はこれに準ずる者であった場合を含む。）又はその他重要な業務上の関係を有していた場合若しくは現に有している場合、当該格付関係者に対する信用格付の付与若しくは維持に関与させること、又は当該格付担当役員が当該格付関係者にかかる格付委員会等に出席すること。

10. 格付担当者が、信用格付の付与又はモニタリングにかかる過程において、格付関係者から金銭又は物品（同一日における総額が三千円以下であり、かつ、業務上必要と認められるものを除く。）の交付を受け、その交付を要求し、又はその交付の申込を承諾すること。

11. 信用格付を付与する前に、あらかじめ定められた信用格付を当該信用評価の結果として提供し、又は閲覧に供することを格付関係者との間で約束すること（格付付与方針等及びこれに関連する事項に基づき予想される信用格付を格付関係者に対してあらかじめ提供する行為を除く。）

12. 信用格付の対象となる事項が資産証券化商品の信用状態に関する評価であり、当該資産証券化商品又はその原資産の信用状態に関する評価を対象として他の信用格付業者が信用格付を付与していたことのみを理由として、当該資産証券化商品の信用状態に関する評価を対象とする信用格付の付与を拒むこと。

13. 有価証券や短期金融商品の引受業務に従事しているブローカーやディーラーを、当社の関連会社とすること。

14. 格付担当者（生計を同一にする直系親族を含む。）が、自己又は他人のためにその担当する格付関係者が発行する有価証券又はデリバティブ（当該格付関係者が発行する有価証券又は当該格付関係者に関するものに限る。）の売買その他の取引等を行うこと。

15. 発行体等格付対象者が信用格付機関に関する監督機能を有している（例えば政府など）、又は現に監督機能を得ようとしている場合、その信用格付の付与について、監督機能に関

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[3] 当該保有者については、金銭の信託契約等に基づき発行者の株主として議決権その他の権利の行使やその指図が出来る場合又は投資一任契約等に基づき有価証券に対する投資に必要な権限を有する場合を含む。

与している職員と同じ職員を従事させること。

II. 特定行為とその利益相反回避措置
　1. 特定行為の類型化：
　　　当社では、会社及びその役職員による特定行為を、以下のとおり類型化する。
　　(1) 格付関係者と密接な関係がある場合等、投資者の利益を害するおそれのある行為
　　(2) 公正・的確な信用格付を確保するために回避されるべき行為
　　(3) その他、利益相反又はそのおそれがあると判断される行為

　2. 特定行為の管理方法
　　　当社では、以下に掲げる管理方法のうちいずれか、または、複数の管理方法の組み合わせにより、特定行為に係る利益相反回避措置を講じる。
　　① 特定行為に該当する業務を、格付担当部室から分離・遮断する方法
　　② 特定行為に該当する関係を有する役職員を格付担当者から除外する方法
　　③ 特定行為に該当する事実があることを開示する方法
　　④ 利益相反のおそれがある場合においては、チーフ・コンプライアンス・オフィサーが当該信用格付の審議・決定の過程に出席し、格付付与方針等が遵守されているか、格付付与の手続きが適正に行われているか等確認するなど、当該特定行為に定める格付関係者と当社又は役職員との関係が信用格付の付与に影響を及ぼさないための措置を講じる方法

　3. 特定行為の特定と利益相反回避措置

　　イ．当社と格付関係者との間で利益相反のおそれがある場合

　　(1) 格付関係者と密接な関係がある場合等、投資者の利害を有するおそれのある行為
　　　a) 【特定行為】
　　　　付与した格付の発行体又は引受業者から信用格付の対価を受けている場合。
　　　b) 【特定行為】
　　　　付与した格付の債務者から信用格付の対価を受けている場合。
　　　（a 及び b に係る）
　　　【利益相反回避措置】
　　　① 信用格付は、その信用格付が当社、格付関係者、投資家その他の市場参加者に及ぼす可能性のある経済的又は政治的等の潜在的影響を考慮せずに、信用力評価に関連する要因のみに基づいて決定するものとする。
　　　② 営業推進、収益管理を担当する部門と信用格付の付与を担当する部門を分離する。特に、格付アナリストは、格付関係者との信用格付に関する手数料交渉に同席、又は関与させないこととする。

③ 機密情報は、社内規程に従い厳密な管理を行い、開示可能者又は同規程によりアクセスにつき了解を得た者以外の者に開示又は漏えいしてはならない（守秘契約又は機密保持合意上許される場合や法令上の要請がある場合は除く。）

c) 【特定行為】
格付関係者から信用格付行為以外の役務（以下、「関連業務等」という。）の対価として（多額の）金銭その他の財産上の利益を受けている場合
【利益相反回避措置】
① 営業推進、収益管理を担当する部門と信用格付の付与を担当する部門を分離する。
② 関連業務等が信用格付行為に対して不当な影響を及ぼすことを防止するための措置を、別途関連業務等取扱規程及び個別方針に定める。
③ コンプライアンス統括室は、チーフ・コンプライアンス・オフィサーの指示に従い、直近事業年度において、単一の格付関係者からの関連業務等の対価として受け取る金銭その他の財産上の利益が1億円を超える場合、社内向けに当該格付関係者を一覧にして記した書面（以下「確認用一覧」という。）を作成し、格付担当部室の役職員が常時閲覧できる場所に供する。
④ 当該格付担当部室の格付担当者は、確認用一覧により格付関係者との間に前項に定める関係があることを確認した場合、当該格付関係者が利害を有する事項を対象とする信用格付の案件採りあげに先立ち、コンプライアンス統括室に報告する。
⑤ チーフ・コンプライアンス・オフィサーは、当該信用格付に係る格付委員会等に出席し、格付付与方針等が遵守されているか、格付付与の手続きが適正に行われているか等を確認するなど、当該特定行為に定める格付関係者と当社との関係が信用格付の付与に影響を及ぼさないための措置を講じる。
⑥ 当該講じた利益相反回避措置につき、チーフ・コンプライアンス・オフィサーは直近に開催される監督委員会に報告する。また、内部監査室はその監査対象として上記手続の妥当性につき検証を行う。

d) 【特定行為】
格付関係者から融資（債務の保証及び担保の提供を含む）を受けている場合
e) 【特定行為】
格付関係者が当社の発行する有価証券を引き受けている場合
f) 【特定行為】
格付関係者が当社の議決権の5%以上を保有している場合
（dからfに係る）
【利益相反回避措置】
① 融資の受入れ、当社の有価証券の発行又は売出、株主への対応を担当する部門と信用格付の付与を担当する部門を分離し、相互に物理的なアクセスを制限するとともに、機密情報へのアクセスを遮断する措置を講じる。

② コンプライアンス統括室は、社内向けに当該特定行為に定める当社との関係を有する先を「確認用一覧」に記載し、格付担当部室の役職員が常時閲覧できる場所に供する。

③ 格付担当部室の格付担当者は、確認用一覧により格付関係者との間に特定行為に定める関係があることを確認した場合、当該格付関係者が利害を有する事項を対象とする信用格付の付与案件の採りあげに先立ち、事前にコンプライアンス統括室に報告する。

④ チーフ・コンプライアンス・オフィサーは、当該信用格付付与に係る格付委員会又は格付評議会（以下「格付委員会等」という。）に出席し、格付付与方針等が遵守されているか、当該信用格付付与手続きが適正に行われているか等を確認するなど、当該特定行為に定める格付関係者と当社との関係が信用格付の付与に影響を及ぼさないための必要な措置を講じる。

⑤ 当該案件について講じた利益相反回避措置につき、チーフ・コンプライアンス・オフィサーは直近に開催される監督委員会に報告するとともに、内部監査室の監査対象として上記手続きの妥当性につき検証を行う。

g) 【特定行為】
同一の格付関係者から多額の報酬の支払いを受けている場合
【利益相反回避措置】

① 営業推進、収益管理を担当する部門と信用格付の付与を担当する部門を分離し、相互に物理的なアクセスを制限するとともに、機密情報へのアクセスを遮断する措置を講じる。

② 格付担当者はその担当する格付関係者の信用格付に関連して受ける収入金額に従って報酬を定められ、又は評価されないことを社内規程で定める。また、内部監査室は、当該規定が遵守されているか否かを各種人事評価実施の際に検証する。

③ コンプライアンス統括室は、チーフ・コンプライアンス・オフィサーの指示に従い、直近事業年度において、単一の格付関係者から信用格付業に係る売上高の10%を超える手数料を得ている場合、当該格付関係者の記載された確認用一覧を作成し、格付担当部室の役職員が常時閲覧できる場所に供する

④ 当該格付担当部室の格付担当者は、確認用一覧により格付関係者との間に前項に定める関係があることを確認した場合、当該格付関係者が利害を有する事項を対象とする信用格付の付与案件の採りあげに先立ち、コンプライアンス統括室に報告する。

⑤ チーフ・コンプライアンス・オフィサーは格付委員会等に出席し、格付付与方針等が遵守されているか、当該信用格付付与手続きが適正に行われているか等を確認するなど、当該特定行為に定める格付関係者と当社との関係が信用格付の付与に影響を及ぼさないための必要な措置を講じる。

⑥ 直近事業年度において単一の格付関係者から信用格付業に係る売上高の 10%を

超える手数料を得ている場合、当該事実を適切なタイミングにおいて、明瞭、簡潔、十分で、かつ内容の特定が可能な方法により公表する。

⑦ 当該案件について講じた利益相反回避措置につき、チーフ・コンプライアンス・オフィサーは直近に開催される監督委員会に報告するとともに、内部監査室の監査対象として上記手続きの妥当性につき検証を行う。

(2) その他、利益相反又はそのおそれがあると判断される行為

a) 【特定行為】

その他、利益相反又はそのおそれがあると判断される行為

【利益相反回避措置】

① 格付担当者は案件採りあげに先立ち、確認用一覧により格付関係者との間に前5項（(c)乃至 g)）に定める関係がないことを確認する。確認用一覧に記載のない格付関係者であっても利益相反の可能性があると思われる場合には、コンプライアンス統括室経由でチーフ・コンプライアンス・オフィサーに通知し、当該信用格付行為を行うことの是非につき判断を仰ぐ。

② チーフ・コンプライアンス・オフィサーは部門の分離等利益相反回避のための十分な措置が講じられているかを検証し、当該信用格付行為を行うことの是非を判断する。

③ 当該信用格付行為を行った場合で、当該行為について投資者が利益相反のおそれにかかる疑いを払拭し得ないと判断した場合、その事実を適切なタイミングにおいて、明瞭、簡潔、十分で、かつ内容の特定が可能な方法により公表する。

④ 当該案件について講じた利益相反回避措置につき、チーフ・コンプライアンス・オフィサーは直近に開催される監督委員会に報告するとともに、内部監査室の監査対象として上記手続きの妥当性につき検証を行う。

ロ．役職員と格付関係者との間で利益相反のおそれがある場合

(1) 格付関係者と密接な関係がある場合等、投資者の利益を害するおそれのある行為

a) 【特定行為】

格付担当者が格付関係者の役員（それに準ずる者を含む）につくことを目的に自ら働きかけを行う場合

【利益相反回避措置】

当社は、格付担当者が格付関係者の役員又はこれに準ずる者に就くことを目的として自ら働きかけを行うことを禁止する。役職員は、採用時に、入社後の取引先ないしは取引先の格付取得に関与した先（格付関係者及び格付アドバイザー等）の役員又はこれに準ずるものに就くことを目的として、これらの先に対して自ら働きかけを行わない旨の誓約を行わなければならない。

b) 【特定行為】

当社の役職員でなくなった格付アナリスト又は格付委員が格付関係者に就職した場合

【利益相反回避措置】

① 退職者の役員等就任先を格付関係者とする信用格付行為のうち、当該退職者がJCR の役職員でなくなった日の前 2 年間に、格付担当者として関与したすべての信用格付の妥当性を検証する。

② 退職者の再就職先を格付関係者とする信用格付のうち、最も近日に JCR が付与した信用格付、及び、当該信用格付の付与日より過去１年の間に当該退職者が格付担当者として関与したすべての信用格付の妥当性を検証する。

③ 上記①及び②の対象となる信用格付が重複している場合、①に基づき検証を終えているものについては、②において再度検証する必要はない。

c) 【特定行為】

格付担当者が利益相反のおそれのある有価証券の売買その他の取引等を行う場合。（上記「利益相反に係る禁止行為」に該当する場合を除く。）

【利益相反回避措置】

格付担当者（生計を同一にする直系親族を含む）は、「利益相反に係る禁止行為」に該当しない有価証券又はデリバティブの売買その他の取引等を行う場合、全て事前に所属部室長経由でコンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得なければならない。チーフ・コンプライアンス・オフィサーは、関係部室長とも相談のうえ、当該取引の対象となる有価証券の発行者が、格付担当者が担当格付アナリストとして担当する業種と同一業種の発行体である場合等、利益相反のおそれがあると判断した場合はこれを禁止する。

d) 【特定行為】

格付担当者が有価証券の直接保有 またはその他の直接的所有権を有する場合（以下、「有価証券保有等」といい、上記「利益相反に係る禁止行為」に該当する場合を除く。）

【利益相反回避措置】

格付担当者は、「利益相反に係る禁止行為」に該当しない有価証券保有等がある場合、「有価証券保有リストの管理利用要領」に従い、コンプライアンス統括室に報告する。コンプライアンス統括室は、チーフ・コンプライアンス・オフィサーの指示に従い、格付アナリストの保有する有価証券のリスト及び格付担当先のリストを照合し、利益相反のおそれがないことを確認する。内部監査室は、チーフ・コンプライアンス・オフィサーの指示に従い、格付委員会出席者が自己の利益相反の有無を「委員会成立チェックシート」で正しく自己申告しているか否かを検証するため、「保有有価証券リスト」と「委員会成立チェックシート」を定期的に照合し、以て格付委

員会出席者の利益相反の回避が適切になされていることを確認する。

e) 【特定行為】

格付担当者を除く役職員及びこれと生計を同一にする直系親族（以下、「一般役職員等」という）が、公表されている格付関係者（当人が格付関係者であることを認知している非公表先を含む。）の発行する有価証券の売買等を行う場合

【利益相反回避措置】

事前に所属部室長経由でコンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得なければならない。チーフ・コンプライアンス・オフィサーは、当該格付担当部室長等の意見を徴した上でその是非を判断するものとし、一般役職員等はこれに従うものとする。なお、役員、部長、特定の部に所属しない職員の場合は、直接、コンプライアンス統括室に申請し、チーフ・コンプライアンス・オフィサーの承認を得ることとする。チーフ・コンプライアンス・オフィサー及びこれと生計を同一にする直系親族が、公表されている格付関係者（当人が格付関係者であることを認知している非公表先を含む。）が発行する有価証券の売買等を行う場合は、社長の承認を得ることとする。

f) 【特定行為】

格付担当者を除く役職員（以下、「一般役職員等」という）が、有価証券保有等をしている場合

【利益相反回避措置】

一般役職員等が有価証券保有等をしている場合は、「有価証券保有リストの管理利用要領」に従い、コンプライアンス統括室に報告する。コンプライアンス統括室は、特定の信用格付の公正性が疑われた場合に、取締役、格付委員、格付アナリスト以外の職員が、その信用格付に不当な影響を及ぼしたか否かを確認するための資料として利用する。

(2) 公正・的確な信用格付を確保するために回避されるべき行為

a) 【特定行為】

格付担当者が連続して同一の格付関係者の格付付与プロセスに関与している場合

【利益相反回避措置】

格付委員会等の構成員の３分の１以上は、連続して同一の格付関係者が利害を有する事項を対象とする信用格付に係る格付委員会等の決定に参加することができない。

b) 【特定行為】

格付担当者の報酬等及び人事評価と格付手数料収入との連動ならびに法令等遵守責任者の報酬等の額と信用格付業の業務実績が連動している場合

【利益相反回避措置】

各種人事評価に係る規定等において、格付担当者の報酬等に当該格付手数料収入等の実績を反映しない。法令等遵守責任者であるチーフ・コンプライアンス・オフィサーの報酬等には、信用格付業の業務実績を反映しない。内部監査室は上記措置が適切に実施されていることの検証及び当該報酬等決定方針の見直しを、各種人事評価の都度行うこととする。

c) 【特定行為】

当社の役職員が格付関係者に対する通常の業務の範囲を超えた社外活動の対価を受領する場合

【利益相反回避措置】

当社の役員が格付関係者において通常の業務の範囲を超えて社外活動を行い、対価を受領する場合、チーフ・コンプライアンス・オフィサーに通知し、チーフ・コンプライアンス・オフィサーは当該格付関係者における社外活動を行うことの是非につき判断するものとし、当該役員は、これに従うものとする。

当社の職員は、会社の命令又は許可がなければ社外の業務に従事してはならない。通常の業務の範囲を超えて会社の許可なく他の者に雇い入れられた場合、解雇を含む懲戒処分の対象とする。当社の職員が会社の命令又は許可を得て業務に関連した原稿の執筆や講演を行う場合には、これらを業務時間中に行うか否かにかかわらず、別途定める社内規程の定めに従うものとする。

d) 【特定行為】

格付アナリスト、格付担当役員、格付委員又は格付評議員が格付関係者の役職員又はその代理人との間で、現実的又は外見的に利益相反を招くおそれのある個人的関係を有している場合等、当社の役職員と格付関係者との間で利益相反のおそれのある場合において、当該格付関係者が利害を有する事項を対象とする信用格付の付与に係る過程に当該役職員が関与すること、又は、格付担当役員が当該格付関係者を審議対象とする格付委員会に出席すること

【利益相反回避措置】

上記の場合のうち、本方針Ⅰの5項乃至8項に定める関係に該当する場合は、当該格付アナリスト、格付委員又は格付評議員は、当該格付関係者の担当格付アナリストにはせず、格付委員会等の審議・決定に参加させない。

上記に該当しない場合、事前にコンプライアンス統括室に通知し、チーフ・コンプライアンス・オフィサーは当該格付関係者にかかる信用格付行為を行うことの是非につき判断する。チーフ・コンプライアンス・オフィサーが、利益相反のおそれがあると判断した場合、当該格付アナリスト、格付委員又は格付評議員は当該格付関係者の担当格付アナリストにはせず、当該格付関係者に係る格付委員会等の審議・決定に参加させない。また、当該格付担当役員を、格付委員会等に出席させない。

(3) その他、利益相反又はそのおそれがあると判断される行為

a) 【特定行為】

取締役が、格付委員会等に出席するなど格付プロセスに関与する場合

【利益相反回避措置】

① 取締役には、格付委員会の決議時の投票権を付与しない。

② 格付プロセスに関与する取締役を、営業に係る業務執行取締役として選任しない。

③ 格付プロセスに関与する取締役には、格付料金に係る交渉に関与させない。

b) 【特定行為】

その他、利益相反又はそのおそれがあると判断される場合

【利益相反回避措置】

事前にコンプライアンス統括室に通知し、チーフ・コンプライアンス・オフィサーは当該格付関係者にかかる信用格付行為を行うことの是非につき判断する。チーフ・コンプライアンス・オフィサーが、利益相反のおそれがあると判断した場合、当該格付アナリスト、格付委員又は格付評議員は当該格付関係者の担当格付アナリストから排除し、当該格付関係者に係る格付委員会等の審議・決定に参加させない。

ハ．その他、利益相反のおそれがある場合

a) 【特定行為】

信用格付情報を受領する、又は信用格付情報にアクセスするためのサービスや、当社が提供するその他のサービスの利用者が、「nationally recognized statistical rating organization」の用語を使った法令や規則を遵守するために、又はこれらの法令や規則に基づいて便益や救済を得るために当社の信用格付を使用する可能性がある状況下で、当該利用者からそのサービスの対価を受けている場合

b) 【特定行為】

信用格付情報を受領する、又は信用格付情報にアクセスするためのサービスや、当社が提供するその他のサービスの利用者が、当社が付与した信用格付によって有利な、又は不利な影響を受け得る投資や取引を行う可能性がある状況下で、当該利用者からそのサービスの対価を受けている場合

（a 及び b に係る）

【利益相反回避措置】

① 信用格付は、その信用格付が当社、格付関係者、投資家その他の市場参加者に及ぼす可能性のある経済的又は政治的等の潜在的影響を考慮せずに、信用力評価に関連する要因のみに基づいて決定するものとする。

② 信用格付情報を受領する、又は信用格付情報にアクセスするためのサービスや、当社が提供するその他のサービスの営業推進を担当する部門と、信用格付の付与を担当する部門を分離する。

なお、本方針の改廃は取締役会決議によるものとする。

付　　　則

　平成２４年　３月２６日　　施行
　平成２４年　５月３０日　　改正、施行
　平成２４年　６月２２日　　改正、施行
　平成２４年１２月１９日　　改正、施行
　平成２６年１２月１２日　　改正、施行
　平成２７年　５月２９日　　改正、施行
　平成２９年１２月１８日　　改正、施行